Exhibit 99.1
International General Insurance Holdings Ltd.
Interim Condensed Consolidated Financial Statements
As of June 30, 2026 and December 31, 2025 and
for the Six Months Ended June 30, 2026 and 2025 (Unaudited)

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Expressed in thousands of U.S. Dollars, except share and per share information)	June 30, 2026	December 31, 2025

ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: $1,009,589 – June 30, 2026, $1,054,347 – December 31, 2025)	$1,003,767	$1,064,267
Fixed maturity securities held to maturity	1,994	1,994
Equity securities, at fair value (cost: $25,887 – June 30, 2026, $16,086 – December 31, 2025)	31,297	20,936
Other investments, at fair value (cost: $13,016 – June 30, 2026, $12,028 – December 31, 2025)	14,515	13,710
Short-term investments	37,673	31,170
Equity-method investments measured at fair value	2,416	2,408
Total investments	1,091,662	1,134,485
Cash and cash equivalents	197,156	186,183
Accrued investment income	16,241	15,328
Premiums receivable, net of allowance for expected credit losses ($14,029 – June 30, 2026, $13,595 – December 31, 2025)	354,502	274,312
Reinsurance recoverables, net of allowance for expected credit losses ($920 – June 30, 2026, $900 – December 31, 2025)	245,050	233,650
Ceded unearned premiums	110,881	114,169
Deferred policy acquisition costs, net of ceding commission	79,564	70,623
Deferred tax assets, net	5,459	4,890
Other assets	76,298	67,149
TOTAL ASSETS	2,176,813	2,100,789

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	842,888	798,339
Unearned premiums	533,922	469,897
Insurance and reinsurance payables	103,857	95,869
Other liabilities	27,202	26,536
TOTAL LIABILITIES	1,507,869	1,390,641

SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at $0.01 par value per share; issued and outstanding: 42,466,701 shares – June 30, 2026, 42,842,216 shares – December 31, 2025)	427	428
Additional paid-in capital	77,438	86,856
Treasury shares (187,497 shares –June 30, 2026, 1,407 shares – December 31, 2025)	(4,655)	(35)
Accumulated other comprehensive (loss) income, net of taxes	(4,714)	10,273
Retained earnings	600,448	612,626
TOTAL SHAREHOLDERS’ EQUITY	668,944	710,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,176,813	$2,100,789
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars, except per share information)	2026	2025

REVENUES:
Gross written premiums	$398,910	$394,259
Ceded written premiums	(95,420)	(116,001)
Net written premiums	303,490	278,258
Net change in unearned premiums	(67,313)	(50,462)
Net premiums earned	236,177	227,796
Investment income	28,573	27,546
Net realized gain on investments	255	1,534
Net unrealized gain on investments	2,008	3,277
Change in allowance for expected credit losses on investments	72	253
Net investment income	30,908	32,610
Other revenues	2,063	1,500
Total revenues	269,148	261,906

EXPENSES:
Net loss and loss adjustment expenses	(127,145)	(123,796)
Net policy acquisition expenses	(41,846)	(41,025)
General and administrative expenses	(49,029)	(45,790)
Change in allowance for expected credit losses on receivables	(452)	(1,784)
Other expenses	(4,411)	(3,350)
Net foreign exchange (loss) gain	(3,371)	17,263
Total expenses	(226,254)	(198,482)
Income before taxes	42,894	63,424
Income tax expense	(369)	(1,978)
Net income	$42,525	$61,446
Earnings per share
Basic earnings per share attributable to equity holders (U.S. Dollars)	$0.99	$1.37
Diluted earnings per share attributable to equity holders (U.S. Dollars)	$0.98	$1.36
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2026	2025

Net income	$42,525	$61,446

Other comprehensive income, net of taxes:

Change in unrealized (losses) gains on fixed maturity securities available-for-sale	(14,981)	19,384
Foreign currency translation adjustment	(6)	—
Other comprehensive (loss) income	(14,987)	19,384
Total comprehensive income	$27,538	$80,830
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(Expressed in thousands of U.S. Dollars, except per share information)	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive (loss) income	Retained earnings	Total Shareholders’ Equity

As at December 31, 2024	$453	$144,936	$(3,677)	$(18,553)	$531,673	$654,832
Net Income	—	—	—	—	61,446	61,446
Other comprehensive income	—	—	—	19,384	—	19,384
Total comprehensive income	—	—	—	19,384	61,446	80,830
Issuance of common shares under share-based compensation plan	3	3,590	—	—	—	3,593
Purchase of treasury shares	—	—	(35,048)	—	—	(35,048)
Cancellation of treasury shares	(10)	(23,159)	23,169	—	—	—
Dividends declared ($0.925 per share)	—	—	—	—	(41,891)	(41,891)
As at June 30, 2025	446	125,367	(15,556)	831	551,228	662,316

As at December 31, 2025	428	86,856	(35)	10,273	612,626	710,148
Net Income	—	—	—	—	42,525	42,525
Other comprehensive loss	—	—	—	(14,987)	—	(14,987)
Total comprehensive income	—	—	—	(14,987)	42,525	27,538
Issuance of common shares under share-based compensation plans	4	4,199	—	—	—	4,203
Purchase of treasury shares	—	—	(18,242)	—	—	(18,242)
Cancellation of treasury shares	(5)	(13,617)	13,622	—	—	—
Dividends declared ($1.275 per share)	—	—	—	—	(54,703)	(54,703)
As at June 30, 2026	$427	$77,438	$(4,655)	$(4,714)	$600,448	$668,944
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash flows from operating activities	$54,929	$27,172

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity securities and other investments	(16,519)	(5,270)
Purchase of fixed maturity securities available-for-sale	(31,346)	(104,429)
Proceeds from maturity of fixed maturity securities held to maturity	—	11
Proceeds from sale/maturity of fixed maturity securities available-for-sale	76,131	119,123
Proceeds from sale of equity securities and other investments	7,598	14,210
Purchases of property and equipment and Intangible assets	(579)	(418)
Proceeds from sale of property and equipment	—	5
Change in term deposits	—	670
Change in short-term investments	(6,503)	38,143
Net cash flows from investing activities	28,782	62,045

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(54,703)	(41,891)
Repurchase of common shares under share repurchase program	(18,242)	(35,048)
Proceeds from issuance of common stock under Employee Stock Purchase Plan	404	—
Net cash flows used in financing activities	(72,541)	(76,939)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	11,170	12,278
Cash, cash equivalents and restricted cash at the beginning of the period	204,859	168,246
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE PERIOD	$216,029	$180,524
Supplemental Cash Flow Information:
Income tax paid	$(386)	$(84)
See accompanying notes to the interim condensed consolidated financial statements

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. DESCRIPTION OF BUSINESS
International General Insurance Holdings Ltd. is an exempted company registered and incorporated in Bermuda under the Companies Act of 1981 on October 28, 2019, and its registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.
The principal activities of International General Insurance Holdings Ltd. are to provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd., International General Insurance Company (UK) Limited, International General Insurance Company (Europe) Ltd., International General Insurance Company (Dubai) Ltd., IGI Nordic AS and International General Insurance Co. Ltd – Labuan Branch. International General Insurance Holdings Ltd. and its subsidiaries operate in Bermuda, the United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company’s interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The interim condensed consolidated financial statements include the accounts of International General Insurance Holdings Ltd., its subsidiaries and variable interest entities in which the Company is considered to be the primary beneficiary. All intercompany transactions, balances, and unrealized gains and losses on transactions between Group companies are eliminated in full.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain adjustments necessary for a fair statement, in all material respects, of our interim condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025, and our interim condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six-month periods ended June 30, 2026 and 2025. The results of operations for the six-month period ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year.
The interim condensed consolidated financial statements have been presented in United States (U.S.) Dollars which is also the Group’s functional currency.
The preparation of the interim condensed consolidated financial statements in conformity with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
To the extent that actual results differ from the assumptions used, the Group’s consolidated financial condition, results of operations and cash flows could be materially affected.
There have been no material changes in the significant accounting policies during the six months ended June 30, 2026.
Recent accounting pronouncements
Recently Issued Accounting Standards
There are no new recently issued U.S. GAAP accounting standards adopted, or to be adopted, by the Group, that have, or are expected to have, a material impact on the Group’s interim condensed consolidated financial statements.

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
3. RESTRICTED CASH
The following table reconciles cash and cash equivalents and restricted cash within the consolidated balance sheets to the total included within the consolidated statement of cash flows:

(Expressed in thousands of U.S. Dollars)	June 30, 2026	December 31, 2025	June 30, 2025

Cash and cash equivalents	$197,156	$186,183	$164,848
Restricted cash (included in other assets)	18,873	18,676	15,676
Total cash, cash equivalents and restricted cash	$216,029	$204,859	$180,524
4. RESERVE FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES
The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

(Expressed in thousands of U.S. Dollars)	June 30, 2026	December 31, 2025	June 30, 2025

Reserve for unpaid loss and loss adjustment expenses at beginning of period / year	$798,339	$794,243	$794,243
Reinsurance recoverables on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(226,233)	(213,663)	(213,663)
Net reserve for unpaid loss and loss adjustment expenses at beginning of period / year	572,106	580,580	580,580

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	157,707	251,592	143,370
Prior accident years	(30,562)	(35,810)	(19,574)
Net loss and loss adjustment expenses	127,145	215,782	123,796

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(5,784)	(36,088)	(13,333)
Prior accident years	(90,146)	(188,119)	(131,103)
Net loss and loss adjustment expenses paid	(95,930)	(224,207)	(144,436)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	—	(49)	—
Net reserve for unpaid loss and loss adjustment expenses at end of period / year	603,321	572,106	559,940
Reinsurance recoverables on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	239,567	226,233	241,556
Reserve for unpaid loss and loss adjustment expenses at end of period / year	$842,888	$798,339	$801,496

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
4. RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Development on Prior Loss Reserves:
For the six months ended June 30, 2026, favorable development of $30.6 million was recorded on reserves for accident years 2025 and prior. The favorable development in prior years’ losses is split between $24.9 million for the short-tail segment and $5.8 million for the reinsurance segment driven by consistent favorable claims experience, partially offset by $0.1 million of unfavorable development on the long-tail segment.
For the six months ended June 30, 2025, favorable development of $19.6 million was recorded on reserves for accident years 2024 and prior. The favorable development in prior years’ losses is split between $30.6 million for the short-tail segment and $8.4 million for the reinsurance segment driven by favorable claims experience, partially offset by $19.4 million of unfavorable development on the long-tail segment driven by unfavorable claims experience and the forex revaluation impact of non-U.S. Dollar reserves.
The following table provides the balance of reinsurance recoverables, net of allowance for expected credit losses, at June 30, 2026 and December 31, 2025:

(Expressed in thousands of U.S. Dollars)	June 30, 2026	December 31, 2025

Reinsurance recoverables on unpaid losses, net of allowance for expected credit losses	239,567	$226,233
Reinsurance recoverables on paid losses, net of allowance for expected credit losses	5,483	7,417
Total reinsurance recoverables	245,050	233,650
5. FAIR VALUE
The Group uses the fair value hierarchy discussed in note 2 of the consolidated financial statements for the year ended December 31, 2025 for determining and disclosing the fair value of financial instruments by valuation techniques.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Group considers factors specific to the asset or liability.
In order to determine if a market is active or inactive for a security, the Group considers factors, including, but not limited to, the spread between what a seller is asking for a security and what a buyer is bidding for the same security, the volume of trading activity for the security in question, the price of the security compared to its par value (for fixed maturity investments), and other factors that may be indicative of market activity.

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
5. FAIR VALUE (Continued)
Below is a summary of the assets that are measured at fair value on a recurring basis and also represents the carrying amount on the Group’s interim condensed consolidated balance sheets:

	June 30, 2026
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available for sale:
Foreign government bonds	$21,475	$14,670	$—	$36,145
Corporate bonds	753,731	213,891	—	967,622
Total fixed maturity securities available for sale	775,206	228,561	—	1,003,767
Equity securities	31,297	—	—	31,297
Other Investments	—	14,515	—	14,515
Assets measured using fair value option:
Equity-method investments measured at fair value	—	—	2,416	2,416
	$806,503	$243,076	$2,416	$1,051,995

As at June 30, 2026, corporate bonds available-for-sale amounting to $16.8 million were transferred from level 1 to level 2 as at June 30, 2026. In addition, corporate and foreign government bonds available-for-sale amounting to $290.4 million and $8.6 million, respectively, were transferred from level 2 to level 1 as at June 30, 2026. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.
There were no transfers into or out of Level 3 during the six months ended June 30, 2026.

	December 31, 2025
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available for sale:
Foreign government bonds	$7,796	$27,874	$—	$35,670
Corporate bonds	490,475	538,122	—	1,028,597
Total fixed maturity securities available for sale	498,271	565,996	—	1,064,267
Equity securities	20,936	—	—	20,936
Other Investments	—	13,710	—	13,710
Assets measured using fair value option:
Equity-method investments measured at fair value	—	—	2,408	2,408
	$519,207	$579,706	$2,408	$1,101,321

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
5. FAIR VALUE (Continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value:

The Company uses various financial instruments in the normal course of its business. The carrying values of cash and cash equivalents, term deposits, short-term investments, accrued investment income, certain other assets and certain other liabilities not included herein approximated their fair values at June 30, 2026, due to their respective short maturities.
6.    TREASURY SHARES
The table below illustrates the movement on the treasury shares during the period:

	June 30, 2026
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Cost

Balance at December 31, 2025	1,407	$35
Repurchases	750,534	18,242
Cancellation	(564,444)	(13,622)
Balance at June 30, 2026	187,497	$4,655
7. EARNINGS PER SHARE
Basic earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.
Diluted earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.
The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	For the six months ended June 30,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2026	2025

Net Income	$42,525	$61,446
Less: dividends attributable to the common shares under share-based compensation plan	988	797
Net income available to common shareholders	$41,537	$60,649
Weighted average number of shares – basic	41,997,760	44,185,495
Common shares under share-based compensation plan	311,065	332,932
Weighted average number of shares – diluted	42,308,825	44,518,427
Basic earnings per share	$0.99	$1.37
Diluted earnings per share	$0.98	$1.36

International General Insurance Holdings Ltd.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
8. SUBSEQUENT EVENTS

There have been no material events between June 30, 2026 and the date of this report which are required to be disclosed.